MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2014

Tables are expressed in USD $000’s except share and per share amounts

The following provides management’s discussion and analysis (‘‘MD&A’’) of IMRIS Inc.’s consolidated results of operations and financial condition for the three months ended March 31, 2014. In this MD&A, “IMRIS”, the “Company”, “we”, “our” and “us” are used to refer to IMRIS Inc.

This MD&A is dated as of May 13, 2014 and should be read in conjunction with the interim unaudited consolidated financial statements and the notes thereto for the three months ended March 31, 2014 and with the audited consolidated financial statements and notes thereto for the year ending December 31, 2013.

This MD&A contains forward-looking statements about future events or future performance and reflects management’s expectations and assumptions regarding our growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to us. In some cases, forward-looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding our future operating results, economic performance and product development efforts are or involve forward-looking statements.

A number of factors could cause actual events, performance or results, including those in respect of the foregoing items, to differ materially from the events, performance and results discussed in the forward-looking statements. Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to: [i] timing and amount of revenue recognition of order backlog and our expectation of sales and margin growth [ii] maintaining sufficient and suitable financing to support operations and commercialization of products, [iii] adequately protecting proprietary information and technology from competitors, [iv] obtaining regulatory approvals and successfully completing new product launches, [v] successfully competing in the targeted markets, and [vi] maintaining third party relationships, including key personnel, and key suppliers, as well as various factors set forth from time to time in Item 3.2, Risks Related to Our Business, of our Annual Information Form (AIF) available at www.sedar.com and on the United States Securities and Exchange Commission (SEC) website at www.sec.gov. The AIF is located in the Company’s Annual Report on Form 40-F. In evaluating these forward-looking statements, readers should specifically consider various factors, including the risks outlined under “Risks and Uncertainties”, which may cause actual events, performance or results to differ materially from any forward-looking statement.

Readers are cautioned that our expectation, beliefs, projections and assumptions used in preparation of such information, although considered reasonable at the time of preparation, may prove to be wrong, and as such, undue reliance should not be placed on forward-looking statements. By their nature, forward-looking statements are subject to numerous known and unknown risks and uncertainties so as a result, we can give no assurance that any of the actual events, performance, results, or expectations will occur or be realized. These forward-looking statements are expressly qualified by this cautionary statement as of the date of this MD&A and we do not intend, and do not assume any obligation, to update or revise them to reflect new or future events or circumstances.

IMRIS Inc. Management's Discussion and Analysis - May 13, 2014 Page 1 of 19

OVERVIEW

IMRIS designs, manufactures and markets Image Guided Therapy Systems that enhance the effectiveness of therapy delivery. Our image guided therapy systems are a combination of real time visualization products and therapy delivery products that are designed to improve patient outcomes and reduce the cost of patient care. We accomplish this by combining our visualization technology products with therapy delivery products in a single integrated system that has the ability to provide timely information to clinicians to properly assess the treatment plan at the point of therapy delivery. We believe this approach to patient care not only improves patient outcomes, but also contributes to reduced cost of care for those patients. Our goal is to continuously deliver products that improve therapy delivery for an increasing number of medical procedures while at the same time are supported by peer reviewed published measurement of improved outcomes and reduced cost of care.

Visualization and Therapy Delivery

In 2005 at the founding of the company, we created a visualization platform based on a single Magnetic Resonance (MR) Imaging product. Since then we have introduced a variety of next generation imaging capabilities into our visualization products. These include multiple field strength MR systems, X-Ray Fluoroscopy (AX) systems, and Computed Tomography (CT) systems, all designed to provide imaging capabilities for different therapy delivery products. All of these imaging capabilities are marketed as the VISIUS Surgical Theatre.

Our goal is to design visualization products that have the ability to be used in a large number of surgical and interventional procedures and to become a foundational investment in every hospital. To do this the system must be flexible enough to meet current and evolving procedural requirements while at the same time improving patient care and reducing costs to the hospital. The VISIUS Surgical Theatre can incorporate multiple configurations and imaging modalities while reducing patient risk and delivering real-time information to clinicians while preserving optimal surgical access and techniques.

Our visualization product, the VISIUS Surgical Theatre, is used in combination with multiple therapy delivery systems including traditional surgery, surgeon directed robotic surgery and radiosurgery. It is our goal to provide a means for clinicians to improve therapy delivery by moving toward a minimally invasive surgical (MIS) procedure whenever possible. The transition to an MIS procedure is expected to contribute to improved outcomes and reduced costs of care versus traditional surgical methods.

We sell our VISIUS Surgical Theatre globally to hospitals that deliver clinical services to patients in the neurosurgical, spinal, cerebrovascular and cardiovascular markets. Historically our products have enabled therapy delivery through traditional surgical techniques, primarily for neurosurgical applications. We believe that the VISIUS Surgical Theatre, in combination with therapy delivery, has the ability to continue to expand across a large number of clinical procedures. As we continue to work with clinicians to promote and identify potential new areas of clinical application, new high value procedures are expected, resulting in increased utilization and further adoption of the products.

Value Proposition

We believe that the combination of the VISIUS Surgical Theatre with therapy delivery benefits patients, physicians and hospitals:

Patients

•	Improved Outcomes: Peer reviewed published research has shown significant improvements in patient outcomes when the intraoperative imaging available in the VISIUS Surgical Theatre is used in a procedure.
•	Risk Reduction: The risk of requiring a repeat operation because of incomplete procedures is significantly reduced due to improved levels of complete resection in the case of brain tumors as a result of the intraoperative visualization.

IMRIS Inc. Management's Discussion and Analysis - May 13, 2014 Page 2 of 19

Clinicians

•	Enhanced Efficiency and Effectiveness for Clinicians: High resolution imaging information is captured rapidly and presented in a manner designed to enhance clinician efficiency and effectiveness.
•	Enhanced Workflow for Clinicians: The patient can be maintained in the optimal surgical position throughout the procedure and the MRI or CT imaging system is removed from the surgical or interventional theatre when not required resulting in unrestricted access to the patient by the surgical team.

Hospitals

•	Greater Utilization of the VISIUS Surgical Theatre: The VISIUS Surgical Theatre permits greater utilization of the imaging equipment as the MR or CT scanner can be shared by multiple operating rooms and a diagnostic imaging suite allowing for a single asset to be used by numerous clinicians.
•	Increased Patient Volumes: Improved patient outcomes may result in higher patient volumes and revenue for hospitals.
•	Technology Attracts Clinicians: Access to technologies such as the VISIUS Surgical Theatre can assist in both the recruitment and retention of clinicians.

PRODUCT PORTFOLIO

The VISIUS Surgical Theatre is the foundational technology of our Company and continues to evolve in its utilization across numerous surgical and interventional applications. We have invested in research and development to further broaden our product portfolio by introducing new procedures into the VISIUS Surgical Theatre as well as combining it with new therapy products.

Our product portfolio consists of three therapy delivery systems made up of the VISIUS Surgical Theatre in combination with:

1:	Traditional surgical techniques,
2:	The SYMBIS Surgical System, a surgeon controlled surgical robot, and
3:	The TrueBeamTM radiation therapy product from Varian Medical Systems, Inc. (Varian).

(The SYMBIS surgical system and the Radiosurgery product with the TrueBeamTM system are both works in progress and not available for commercial sale)

All of these Image Guided Therapy systems include our proprietary VISIUS Surgical Theatre in combination with therapy delivery systems that are integrated with multiple proprietary supporting products and technologies. These include patient handling systems, data management and information presentation systems, surgical devices, imaging and system control software platforms and safety and remote management products. These are proprietary products that underlay the VISIUS Surgical Theatre’s ability to be integrated with each therapy delivery product.

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I.	VISIUS Surgical Theatre and Traditional Surgical Procedures

The VISIUS Surgical Theatre can be configured to support the delivery of a wide range of neurosurgical, cardiovascular, cerebrovascular and spinal procedures using traditional surgical techniques. The VISIUS Surgical Theatre can be equipped with intraoperative imaging utilizing MRI, x-ray angiography and computed tomography, alone or in multimodality combinations.

The VISIUS Surgical Theatre provides a fully integrated surgical environment with the availability of high-resolution images for use in a number of surgical procedures. These procedures include neurological tumor resection, epilepsy foci resection, arteriovenous malformation, aneurysm, upper C-spine and frame-based stereotaxy. Due to the invasive nature of brain surgery and the importance of minimizing disturbance to healthy brain tissue, neurosurgical procedures may particularly benefit from an MRI's unique ability to distinguish between diseased and healthy brain tissue. The VISIUS Surgical Theatre provides visualization information to allow clinicians to make adjustments to the procedure while the procedure is in progress, which may lead to improved patient outcomes and reduce the likelihood that repeat surgeries will be needed.

When equipped with an MR scanner and integrated x-ray angiography system, the VISIUS Surgical Theatre provides clinicians with timely and accurate images for visualizing the patient anatomy before, during and after interventions for the treatment of a wide variety of cardiovascular and cerebrovascular conditions, such as atrial fibrillation, certain structural heart disorders and stroke. With seamless transitions between MR and x-ray angiography systems, the VISIUS Surgical Theatre enables surgical and catheter-based treatments and real-time assessment of therapy in a single integrated suite. The single integrated system in a VISIUS Surgical Theatre eliminates patient transport between imaging modalities and streamlines workflow. After MR scanning, the patient can be transitioned to image-guided intervention on the angiography system without moving the patient from the table. During and immediately after the procedure, new MR images can be taken to assess treatment and to determine if further intervention is required.

Our introduction of a ceiling mounted CT based version of the VISIUS Surgical Theatre in July 2013 leverages our know-how from our existing VISIUS Surgical Theatre offering in MR systems for use in certain cranial and spine procedures. This system has the ability to move over the top of a stationary patient, and to provide intraoperative images of diagnostic quality at low dose, without the additional risk of moving the patient, while still preserving optimal surgical access and techniques. This system has the ability to move between multiple operating rooms, using a 64-slice scanner that features advanced software applications that minimize radiation exposure in real time and industry leading post-processing software to enhance surgical diagnosis and intervention. This product received regulatory clearance by the FDA in July 2013 and got its CE Mark for the European Union in August 2013.

II.	VISIUS Surgical Theatre and the SYMBIS Surgical System

In February 2010, we acquired NeuroArm Surgical Ltd and all of its intellectual property. Since then we have been developing the SYMBIS Surgical System, a surgeon controlled surgical robot designed to enable minimally invasive procedures that are currently performed in a more invasive manner. This system consists of an MR compatible robot and surgical control console integrated together with the VISIUS Surgical Theatre. We believe that the combination of optical and MR or CT imaging integrated with a surgical robot may have the ability to transform a number of surgical procedures to minimally invasive procedures. The robot has been designed to operate in the bore of a high field MR system and a CT gantry that can provide unprecedented visualization of the surgical site by providing both optical and MR views of the surgical target. The SYMBIS Surgical System is a micro-surgical system that has all of the traditional attributes of a robotic system such as accuracy, repeatability and control, but also has integrated MR, CT and optical imaging, along with haptic feedback to the clinician. The haptic feedback or “sense of touch” may enable surgeons to complete procedures in a way never before possible. The SYMBIS Surgical System is designed to be installed in both existing VISIUS Surgical Theatre systems, and in new installations.

We are developing surgical instruments for the SYMBIS that are procedure specific and are designed to enable greater precision and flexibility for the surgeon. We believe that the SYMBIS Surgical System will be applicable for a large number of high volume surgical procedures with the potential to be clinically meaningful and thereby further adoption of the system.

As part of our clinical strategy, we have engaged a Medical Advisory Board consisting of key clinical thought leaders in the field of robotics. The advisory board helps to define clinical strategy and future products as we develop surgical applications for the SYMBIS Surgical System.

III.	VISIUS Surgical Theatre and the TrueBeamTM System for Radiosurgery

On October 5, 2010 we announced our agreement with Varian to integrate the capabilities of the VISIUS Surgical Theatre together with the therapy capability of Varian’s TrueBeamTM radiotherapy system. This product has the potential to provide a number of high value capabilities to radiation oncology centers that are hospital based or standalone clinics. This system is designed to provide a radiation oncology center with the ability to deliver MR guided radiation therapy, MR simulation and MR guided brachytherapy from a single integrated system. The system consists of three connected rooms that provide radiosurgery, simulation and brachytherapy all with a common MR imaging platform.

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MR simulation is a planning and imaging procedure that is done in conjunction with a patient’s preparation for radiation therapy delivery. Our system allows for a high field MR to be used in a diagnostic simulation suite and then, on demand, be available for use in MR guided radiosurgery, or MR guided brachy therapy. This may provide a significant economic advantage over other means of completing the same procedure.

For MR guided radiation therapy (MRgRT), the patient is located in the radiation therapy bunker and a high field MR moves into the bunker over top of a stationary patient. The MR image is acquired, the MR moves out of the room, and the therapy treatment plan is developed and delivered to the TrueBeamTM radiosurgery system which executes the treatment. The ability to image soft tissue lesions with MR, immediately before the application of radiation therapy may allow for more accurate targeting of the lesion, resulting in a reduction in the radiation delivered to adjacent healthy tissue. This improved targeting may also result in the ability to increase the energy delivered at a treatment session, which may result in fewer treatment sessions for the patient. This new approach to treatment delivery is expected to provide improved patient outcomes versus existing radiosurgery technology systems and have the opportunity to reduce the cost of care.

We believe that the ability to deliver MR guided brachytherapy in a single suite may have compelling advantages over other means of delivering brachytherapy to patients. Brachytherapy is the deposition of high dose radiation seeds into target tissue for the delivery of radiation. It requires the ability to image, target, and deliver the seeds with precision and confidence. Our system is designed to enhance the workflow and provide improved procedural outcomes. This product is currently under development with Varian with an application for regulatory submission anticipated in 2015 or 2016.

Technology and Product Development

Underlying all of our image guided therapy solutions is advanced proprietary technology and intellectual property that we have developed as part of our unique solutions. The protection of these products, our processes and know-how is integral to our business. We currently have 52 patents either issued or pending. As we develop our technologies, we will continue to seek patent protection to contribute to our competitive advantage. We have patents in place in the United States, Canada and other countries, where available, to protect our core patent family and we have filed a number of additional patent applications that are directed to specific aspects of our technology.

Innovation and the creation of high value novel products is a cornerstone of IMRIS’ development activities. To grow the Company and to remain competitive, we are continuously engaged in new product development and enhancement and each year we invest significantly in research and development to drive continuing innovations that support our competitive position.

As we move forward our product development efforts will be focused on enhancing the capabilities of the VISIUS Surgical Theatre so that we are increasing the number and quantity of traditional procedures that can be completed in our theatres. Following commercialization of our products that combine robotics and radiosurgery with the VISIUS Surgical Theatre, we expect to continue to expand the capabilities of these systems to continue to grow their value proposition.

Regulatory

IMRIS is a global company serving global markets. We have registered our core MR VISIUS Surgical Theatre in the United States, Canada, European Union, Australia, Japan, China, Singapore and South Korea. We continue to maintain our facility and product registrations to serve these global markets. We successfully completed certification to ISO-13485 of our Minnetonka, Minnesota facility in August 2013, which is a requirement for many of our global markets. During this period, IMRIS cleared the industry’s first MRI wireless coil and ceiling-mounted iCT system.

IMRIS maintains a proven network of global regulatory partners and will seek product registrations based on market demand and product launch strategy as the new products and technologies are developed.

Market and Sales Cycle

We sell our VISIUS Surgical Theatres globally to hospitals that deliver clinical services to patients in the neurosurgical, spinal, cerebrovascular and cardiovascular markets.  We believe that the primary market for our iMR product portfolio is comprised of those hospitals having relatively large neurosurgical, cerebrovascular or cardiovascular practices. The VISIUS iCT serves this group as well, but extends into orthopedic and neurosurgical spine practices in hospitals and surgery centers alike.  Clinical appreciation for the benefits of VISIUS Surgical Theatres for neurosurgical and orthopedic applications is growing supported by repeat purchases from hospitals and market penetration within regions in which our product is being sold.

We have a direct sales force in the United States, Canada, China, Singapore, Japan and Europe, excluding Italy and Eastern European countries. Our investment in sales management in Singapore during 2013 is the result of the market opportunities we foresee in the Asia Pacific region. In all other markets where we do not have a direct sales force, we utilize distributors.

Our sales force is focusing its efforts on hospitals with the greatest ability to benefit from neurosurgical and spinal applications. They are aggressively working our sales pipeline and we are increasing our marketing efforts. As a result, we expect that market interest will develop for new applications of the product and the new products being developed, which can be utilized within our Theatres.

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The purchase and installation of a VISIUS Surgical Theatre for traditional surgical procedures represents a significant capital project for our customers that can range in price from approximately $1.5 million to $3.5 million for CT based systems and $4 million to $12 million for MR systems, each depending on the product solution, the configuration of the VISIUS Surgical Theatre layout and system options selected. In addition to the capital equipment sale, most of our customers enter into equipment service contracts that are generally 4-5 years in duration. These contracts begin after the typical one-year warranty period and are on average equal to approximately 5 to 10 percent of the original equipment purchase price per year in revenues. In addition to our equipment and services, customers may require further capital expenditures for construction and ancillary equipment. The sales cycle for our VISIUS Surgical Theatres is both complex and lengthy and can be more than 12 months from initial customer engagement to receipt of a purchase order, though the iCT system has a significantly shorter sales cycle of three to nine months.

Following the receipt of a customer purchase order, the delivery and installation cycle for one of our VISIUS Surgical Theatres typically ranges from 8 months to 18 months or more the larger scale iMR products depending on the configuration of our system and the amount of additional construction work that may be required to be completed by the customer. The VISIUS Surgical Theatre using CT installation cycles are significantly shorter ranging from as little as 3 months to 9 months depending on the availability of the customer site. We invoice customers for a VISIUS Surgical Theatre in installments spread over a number of milestones, which typically include a deposit at the time of order and a percentage of the remaining total price upon delivery of the equipment, completion of installation and final acceptance. Due to the project nature of our VISIUS Surgical Theatre sales, we recognize revenues and related cost of sales on a percentage-of-completion basis as the VISIUS Surgical Theatre is installed.

As our newer products are commercialized, we believe we can leverage our significant customer relationships to accelerate new product introductions. Moreover, our VISIUS Surgical Theatres equipped with the SYMBIS Surgical System are being designed to have shorter installation timeframes. These factors together are expected to result in significantly shorter sales and installation cycles for our Company.

IMRIS Inc. Management's Discussion and Analysis - May 13, 2014 Page 6 of 19

Overall Performance

Highlights from the first quarter of 2014 include:

➢	Quarterly revenues of $8.2 million consistent with prior year;
➢	Net loss in the first quarter was $7.9 million, or $0.15 per diluted share;
➢	First quarter new order bookings of $18.0 million including two systems sales in the U.S. resulting in an ending backlog of $110.4 million.

SUMMARY OF SELECTED FINANCIAL INFORMATION

Quarterly Results

The following table sets forth selected financial information for the dates and periods indicated:

Selected Financial Information

(Thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended
	March 31%
	2014	2013	Change

Sales	$8,151	$8,066	1.1%
Gross profit	$1,925	$3,020	-36.3%
Gross profit %	23.6%	37.4%

Operating expenses	$8,044	$10,794	-25.5%
Operating loss	$(6,119)	$(7,774)	-21.3%

Income taxes	$17	$16	6.3%

Net loss	$(7,901)	$(8,378)	-5.7%

Basic and diluted loss per share	$(0.15)	$(0.18)	-16.7%

Balance Sheet Data		As of March 31, 2014	As of December 31, 2013

Cash and restricted cash		$14,725	$13,882
Total assets		79,019	85,561
Deferred revenue		10,244	9,500
Long term debt, net of discount		21,341	21,204
Total liabilities		50,910	50,540
Shareholders' equity		28,109	35,021

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Revenues

Revenues by sales classification

(Thousands of US dollars)	Three months ended
	March 31%
	2014	2013	Change

VISIUS Surgical Theatres	$5,475	$6,264	-12.6%
Extended maintenance contracts	2,676	1,802	48.5%
Total revenues	$8,151	$8,066	1.1%

VISIUS Surgical Theatres as a percentage of total revenues	67.2%	77.7%
Extended maintenance contracts as a percentage of total revenues	32.8%	22.3%

Revenues by region

(Thousands of US dollars)	Three months ended
	March 31%
	2014	2013	Change
North America	$7,900	$5,001	58.0%
Europe and Middle East	(92)	2,933	-103.1%
Asia Pacfic	343	132	159.9%
	$8,151	$8,066	1.1%

Revenues for the three months ended March 31, 2014 increased marginally compared with the same period last year. Revenue from VISIUS Surgical Theaters was $0.8 million lower due to fewer system deliveries and installation activities in 2014, and projects during the period at varying stages of installation. Revenue from VISIUS Surgical Theatres includes revenue from disposables and upgrades which was $0.3 million higher compared with the same period last year due to the recent launch of expanded disposable product offerings. Extended maintenance contract revenue was $0.9 million higher during the three months ended March 31, 2014 compared with the same period last year due to additional extended maintenance contracts as a result of a higher installation base of VISIUS Surgical Theatres which have transitioned off warranty to chargeable service programs.

Revenues for the three months ended March 31, 2014 were higher in the North America compared with the same period last year due to increased VISIUS Surgical Theatre system deliveries and increased service revenue. Revenue for the three months ended March 31, 2014 were lower in Europe and the Middle East due to cost overruns resulting in revenue adjustments in 2014 as well as due to more system deliveries and installation activities in 2013, and projects during the period at varying stages of installation.

Gross Profit

(Thousands of US dollars)	Three months ended
	March 31%
	2014	2013	Change

Gross profit	$1,925	$3,020	-36.3%
As a percentage of sales	23.6%	37.4%

Gross profit for the three months ended March 31, 2014 decreased $1.1 million compared with the same period last year due to higher installation costs as a result of additional cost overruns on certain installations, higher service costs at a customer site and not yet achieving anticipated synergies through operations. Gross profit as a percentage of sales was 23.6 percent for the three months ended March 31, 2014, down from 37.4 percent during the same period last year.

Gross profit as a percentage of sales from VISIUS Theatres for the three months ended March 31, 2014 was lower than the same period last year primarily due to higher installation costs which had a more significant impact on a low revenue base in the current quarter and cost reductions and recoveries on a number of projects in the prior year period. Gross profit as a percentage of sales from extended maintenance contracts for the three months ended March 31, 2014 was flat compared with same period last year.

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Operating Expenses

(Thousands of US dollars)	Three months ended
	March 31%
	2014	2013	Change

Operating expenses	$8,044	$10,794	-25.5%

 Operating expense for the three months ended March 31, 2014 decreased $2.8 million compared with the same period last year. The decrease is primarily due to higher expenses incurred in 2013 of $1.1 million related to relocation costs and other costs which arose from the timing of adding new employees while existing employees were under severance and retention plans as we relocated our operations to Minnesota. This timing allowed for a smoother transition of some back office functions. The decrease is also due to reduced spending of $0.9 million on technical development associated with our image-guided surgical robotics program and the development of the MR guided radiation therapy program, as well as lower staff related expense of $1.1 million. The relocation was substantially complete as of December 31, 2013 and we incurred substantially no relocation costs during the three months ended March 31, 2014.

Administrative

(Thousands of US dollars)	Three months ended
	March 31%
	2014	2013	Change

Administrative	$1,740	$2,410	-27.8%

Administrative expense for the three months ended March 31, 2014 decreased $0.7 million compared with the same period last year. The decrease is primarily due to relocation related costs of $0.4 million incurred in the three months ended March 31, 2013. Administrative expenses also decreased due to higher staff related expenses in 2013 primarily as a result of the timing of adding new employees while existing employees were under severance and retention plans as we relocated our operations to Minnesota. The relocation costs during the three months ended March 31, 2013 consisted of recruiting expenses of $0.1 million, staff retention and severance costs of $0.1 million and travel, professional services fees and other expenses of $0.2 million.

Sales and marketing

(Thousands of US dollars)	Three months ended
	March 31%
	2014	2013	Change

Sales and marketing	$1,707	$2,259	-24.4%

Sales and marketing expense or the three months ended March 31, 2014 decreased $0.6 million compared with the same period last year. The decrease is primarily related to lower staff related expense of $0.4 million as a result of lower headcount within sales and marketing, as well as lower travel and other general expenses of $0.2 million primarily related to customer activities as part of our expense management efforts.

Customer support and operations

(Thousands of US dollars)	Three months ended
	March 31%
	2014	2013	Change

Customer support and operations	$2,228	$2,436	-8.5%

Customer support and operations expense for the three months ended March 31, 2014 decreased $0.2 million compared with the same period last year. The decrease is primarily due to relocation related costs during the prior year quarter of $0.2 million. The relocation costs during the three months ended March 31, 2013 consisted of recruiting expenses of $0.1 million and staff retention and severance expenses of $0.1 million.

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Research and development

(Thousands of US dollars)	Three months ended
	March 31%
	2014	2013	Change

Research and development	$1,602	$2,739	-41.5%

Research and development expense for the three months ended March 31, 2014 decreased $1.1 million compared with the same period last year. The decrease is primarily related to reduced spending of $0.8 million on technical development associated with image-guided surgical robotics, MR guided radiation therapy development and other ongoing development projects. The decreased spending on these projects is a result of the more intensive phases of these development projects coming to completion at the end of 2013. The expenditure levels incurred in research and development on these projects will likely continue at the current 2014 levels for the foreseeable future. In addition, research and development expense for the three months ended March 31, 2014 decreased due to expenses of $0.2 million incurred in the same period last year related to the relocation of our operations to Minnesota. The relocation costs during the three months ended March 31, 2013 consisted of recruiting expenses of $0.1 million and staff retention and severance expenses of $0.1 million.

As we move forward our product development efforts will be focused on developing and testing our image-guided surgical robotics platform and also enhancing the capabilities of the VISIUS Surgical Theatre so that we are increasing the number and quantity of traditional procedures that can be completed in our theatres. Following commercialization of our products that combine robotics and radiosurgery with the VISIUS Surgical Theatre, we expect to continue to expand the capabilities of these systems to continue to grow their value proposition

Amortization and depreciation

(Thousands of US dollars)	Three months ended
	March 31%
	2014	2013	Change

Amortization and depreciation	$767	$950	-19.3%

Amortization and depreciation expense for the three months ended March 31, 2014 decreased compared with the same period last year due to certain assets that were in service becoming fully depreciated in 2014.

Other expense

(Thousands of US dollars)	Three months ended
	March 31%
	2014	2013	Change

Foreign exchange loss	$(710)	$(555)	27.9%
Interest and other expense	(1,055)	(33)	Nm

Foreign exchange loss for the three months ended March 31, 2014 increased from the same period last year due to a strengthening of the U.S. dollar against our higher net foreign denominated monetary assets, which resulted in higher losses on revaluation.

Interest and other expense for the three months ended March 31, 2014 is primarily a result of our secured loan facility which we entered into in September 2013, resulting in interest expense, amortization of the related deferred debt acquisition costs, and warrant discount amortization. Interest and other expense for the three months ended March 31, 2014 includes interest expense of $0.6 million, debt discount amortization of $0.3 million, debt issuance cost amortization of $0.1 million as well as other net interest expense and banking fees.

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Income taxes

(Thousands of US dollars)	Three months ended
	March 31%
	2014	2013	Change

Income taxes	$17	$16	6.3%

Income taxes for the three months ended March 31, 2014 was flat compared with the same period last year. We generate taxable income in several of our foreign subsidiaries due to transfer pricing policies used in those foreign jurisdictions. As a result of activities in these foreign subsidiaries, we have recognized tax expense during the three months ended March 31, 2014. The change in income tax expense compared with the same period last year is primarily due to slightly higher taxable income in those foreign jurisdictions.

Operating Loss and Net Loss

(Thousands of US dollars)	Three months ended
	March 31%
	2014	2013	Change

Operating loss	$(6,119)	$(7,774)	-21.3%

Net loss	$(7,901)	$(8,378)	-5.7%

Operating loss for the three months ended March 31, 2014 decreased $1.7 million compared with the same period last year, primarily due to lower operating expenses of $2.8 million, offset by lower gross profit of $1.1 million. Operating expenses in 2013 included $0.8 million of relocation costs which were recorded within the affected functional area, including administrative ($0.4 million), customer support and operations ($0.2 million) and research and development ($0.2 million).

Net loss for the three months ended March 31, 2014 decreased $0.5 million compared with the same period last year. While operating loss decreased $1.7 million, this was partially offset by higher other expense of $1.2 million primarily due to interest expense.

Adjusted EBITDA

(Thousands of US dollars)	Three months ended
	March 31%
	2014	2013	Change

Adjusted EBITDA	$(4,916)	$(6,372)	-22.8%

We use the non-GAAP measure Adjusted EBITDA to measure aspects of our financial performance (see “Non-GAAP Financial Measures” for a reconciliation of adjusted EBITDA to GAAP measures). The Company defines Adjusted EBITDA as earnings (loss) before stock based compensation, interest income (expense), foreign exchange gain (loss), income taxes and amortization and depreciation.

Adjusted EBITDA for the three months ended March 31, 2014 was negative $4.9 million, compared with negative $6.4 million for the same period last year. The decrease in negative Adjusted EBITDA was primarily due to lower operating expenses, partially offset by lower gross profit.

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SUMMARY OF QUARTERLY RESULTS

The following table is a summary of our financial results for the past eight quarters:

(Thousands of US dollars)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2014	2013	2013	2013	2013	2012	2012	2012

Sales	$8,151	$9,985	$17,765	$10,226	$8,066	$20,095	$11,569	$17,235
Cost of sales	6,226	7,222	10,984	7,117	5,046	13,100	8,818	10,577
Gross profit	1,925	2,763	6,781	3,109	3,020	6,995	2,751	6,658
As a percentage of sales	23.6%	27.7%	38.2%	30.4%	37.4%	34.8%	23.8%	38.6%

Operating expenses
Administration	1,740	4,803	2,280	2,833	2,410	2,664	2,000	1,887
Sales and marketing	1,707	2,905	2,300	2,522	2,259	2,785	2,427	2,536
Customer support and operations	2,228	3,048	2,889	2,984	2,436	3,062	2,007	1,907
Research and development	1,602	11,211	2,339	1,534	2,739	3,729	3,840	3,411
Amortization	767	630	963	943	950	1,071	1,067	990
	8,044	22,597	10,771	10,816	10,794	13,311	11,341	10,731

Operating loss before the following:	(6,119)	(19,834)	(3,990)	(7,707)	(7,774)	(6,316)	(8,590)	(4,073)
Foreign exchange	(710)	(557)	387	(483)	(555)	(232)	118	(207)
Interest	(1,055)	(992)	(195)	(3)	(33)	(55)	-	(2)
Loss on sale of asset disposal	-	(120)	-	-	-	19	-	-
Loss before taxes	$(7,884)	$(21,503)	$(3,798)	$(8,193)	$(8,362)	$(6,584)	$(8,472)	$(4,282)

Income taxes	17	112	6	10	16	20	48	-

Net loss for the quarter	$(7,901)	$(21,615)	$(3,804)	$(8,203)	$(8,378)	$(6,604)	$(8,520)	$(4,282)

Loss per share
Basic	$(0.15)	$(0.42)	$(0.07)	$(0.16)	$(0.18)	$(0.14)	$(0.19)	$(0.09)
Diluted	$(0.15)	$(0.42)	$(0.07)	$(0.16)	$(0.18)	$(0.14)	$(0.19)	$(0.09)

The financial results for the eight most recent quarters reflect the progression of an early stage company with a limited operating history. Factors that have caused our results to vary are described below.

➢	As a result of the limited number of VISIUS Surgical Theatres sold and installed to date and the high dollar value associated with each sale, our revenues recorded from quarter to quarter have varied depending on the number and stage of active projects in any given quarter.

➢	Gross profit and gross profit as a percentage of sales for the VISIUS Surgical Theatre are largely dependent on whether a particular product application has achieved acceptance amongst clinical thought leaders. The past few years have included a number of research related projects which are focused on new product applications. Due to the nature of these programs, gross profit as a percentage of sales have been negatively impacted in certain quarters as installation activities take place. The more mature applications which have clinical data such as the neurosurgical application of the VISIUS Surgical Theatre, have generally carried stronger gross profit margins compared to newer clinical applications and recently released imaging modalities.

➢	The decrease in margins in the first quarter of 2014 reflects higher project costs at certain customer sites and higher operations costs. The decrease in margins in the fourth quarter of 2013 is primarily tied to the delivery of certain research systems to customers for MRgRT, robotics and other imaging programs as well as additional costs related to the delivery of the first clinical VISIUS iCT systems. The decrease in gross margins in the third quarter of 2012 is mainly due to higher installation costs and the provision of certain equipment for research purposes and lower margins for the Company’s first customer installation in Japan.

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➢	Net losses generally vary depending on the timing of when specific projects were installed and the pricing associated with the respective projects. Net losses in all periods have largely been the result of lower product installations and planned increases in research and development activity for our MRgRT program and the robotics program.

➢	Operating expenses during the fourth quarter of 2012 and all of 2013 reflect costs related to the relocation of our operations from Winnipeg, Canada to Minneapolis, Minnesota, including additional efforts to recruit qualified personnel and severance and retention, along with costs related to duplicate facilities and the eventual accrual for the discontinued use of our Winnipeg facility when it was vacated. Additionally, research and development expenses in the fourth quarter of 2013 reflect charges of $8.3 million related to the planned completion of the collaborative arrangement clinical MRgRT system.

➢	Although the majority of our sales are denominated in U.S. dollars, we sell our VISIUS Surgical Theatres in a variety of foreign currencies. This gives rise to foreign exchange gains or losses each quarter depending on the change in value of the U.S. dollar versus these foreign currencies in each quarter.

➢	We generated taxable income in several of our foreign subsidiaries because of our transfer pricing methodology. As a result, we recognize tax expense related to these subsidiaries when appropriate.

Backlog

During the three months ended March 31, 2014, total order bookings were $18.0 million, consisting of $11.4 million for systems bookings and $6.5 million for new service contracts. We converted $8.2 million of backlog into revenues and changes in foreign exchange were insignificant in the period. We evaluate our backlog and individual order conversion on a regular basis and our experience is that orders typically convert into revenues over 12 to 18 months on average. During the quarter, one service order in backlog with a distributor did not commence in accordance with the terms of the contract. As a result, we have removed this order, valued at $1.9 million, from backlog.

The table below provides the Company’s backlog as of March 31, 2014 and its comparable periods for each of the last three years as of December 31:

	December 31, 2011	December 31, 2012	December 31, 2013	March 31, 2014
	(Thousands of U.S. dollars)
VISIUS Surgical Theatres	$58,583	$69,213	$40,517	$46,744
Service contracts	36,430	53,326	61,881	63,633
Total backlog	$95,013	$122,539	$102,398	$110,377

To March 31, 2014, we have sold our products into 82 surgical suites and 48 diagnostic rooms to 57 customers worldwide, of which 63 surgical suites are installed and 19 are in the delivery phase. Of the surgical suites sold, 59 are in the United States, 5 are in Canada, 13 are in Asia Pacific and 5 are in Europe and the Middle East.

We use the non-GAAP measure “backlog” to measure aspects of our financial performance. Backlog is defined as the unrecognized portion of (i) revenues anticipated to be recorded from VISIUS Surgical Theatre orders, including confirmed orders and orders subject to the completion of formal documentation and (ii) service contracts with a term of 4 to 5 years and which commence at the conclusion of the warranty period on our VISIUS Surgical Theatres, which are typically 1 year in length. Service contract revenue is recognized ratably over the term of the contract.

OUTLOOK

Our priorities for managing the business in 2014 are:

Convert Prospects to Purchase Orders - Our primary focus in 2014 is on improving our order bookings performance, and working to convert our large base of qualified customer prospects to new sales orders. The plan includes leveraging our existing product platform and its proven clinical value proposition, and exploiting new product offerings such as the new state of the art MR imaging modalities from our OEM partner Siemens. The introduction of the VISIUS iCT has further expanded our potential customer base as the spine market it serves is significantly larger than the neurosurgery market with a significantly reduced cost and complexity to a customer to procure and install. We believe the clinical benefits of our systems and the broadening of our market with these new product offerings will contribute to strengthened bookings.

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Deliver on Revenue – Conversion of our order backlog is key to meeting our revenue goals. Traditionally our installation timelines for any given customer are often in excess of a year or more, so our ability to influence the timing of such installations and its corresponding revenue is often not in our control. With the introduction of the VISIUS iCT, the complexity of installation has been reduced, providing us with an opportunity to take an order and deliver it within a three to six month timeframe. This changes our ability to influence our revenue opportunity and reduce the execution risk associated with more complex installations. We have also taken positive steps to increase our recurring revenue – we have continued to increase our installed base covered under service contracts, identified capital equipment options upgrades for our existing customers and recently introduced and launched a new line of disposable products. The introduction of disposables gives us the ability to take advantage of our growing procedural volume within our installed base, allowing us to drive consistent revenues and providing opportunities to maintain relationships with our customers we did not have before. These new offerings combined with our continued focus to influence the conversion of our existing iMR backlog are expected to have a positive impact on revenue.

Manage our Cash – The planned transition of our operations from Canada to the U.S. and the costs to complete our research programs in robotics and our MRgRT system required a significant capital commitment in 2013. With most of these activities largely completed, our focus in 2014 is to drive the business to be cash flow neutral, through cost reduction activities, gross margin expansion through active management of our customer programs and supply chain, generating cash deposits on new order bookings and driving system order book and bill business that generates 2014 in period cash flows. We have commenced and undertaken a number of initiatives, some of which have already been described above with the goal of becoming a self-sustaining business.

New Product Development

We have largely completed our installation of our clinical beta site of the MRgRT system at the Princess Margaret Hospital and are now working to establish the integration of the Varian Truebeam system with our platform. This innovative new product is designed to deliver MRgRT, MR simulation, and MR guided brachytherapy from a single integrated system. We believe that our MR guided brachy therapy solution has the ability to improve workflow and also reduce the cost of care. The MR guided radiotherapy portion of the system is expected to be completed in the 2015 with submissions for regulatory clearance of this new product offering by Varian in late 2015 or 2016.

Our second major product development initiative is the SYMBIS Surgical System, the world's first commercialized MR compatible surgical robot. Our first pre-clinical commercial version of the system is expected to be delivered in the latter half of 2014 at the University of Calgary, Foothills hospital. We expect this to be our initial clinical validation site under the direction of Dr. Garnette Sutherland, who is a member of our clinical advisory board. We expect that this microsurgical version of the robot will follow a 510(k) process and may require clinical trial data for evaluation.

Financial Outlook

Revenues

Our revenue success remains largely dependent on our ability to convert existing backlog into recognized revenue on a timely basis. Our ability to complete installations and recognize revenue of a timely basis is directly influenced by the circumstances of each hospital where unique customer circumstances can influence the schedule.

A reduction in the order backlog year over year, particularly in new systems orders, has had a negative impact on our ability to convert that backlog into revenues in 2014. We believe we will be able to mitigate some of the shortfall in the conversion of 2013 backlog with the introduction of new revenue sources in iCT systems orders, upgrades and disposables, each which offer more immediate revenue opportunities in 2014. As a result, we continue to expect revenues in the range of $44 million to $46 million. As we review our current order pipeline, we are optimistic about continuing to build our order backlog in 2014 that will result in meaningful growth in 2015 revenues.

IMRIS’s quarterly revenue profile varies depending on the underlying system installations in each period. We anticipate that Q2 2014 revenues will be in the $3.5 million to $4 million range, and similar to prior years, the strongest quarterly revenue performance will once again occur in the second half of 2014.

Gross Profit

Overall we continue to expect much improved gross profit performance from the prior year, with a full year forecasted gross profit as a percentage of sales in the 40% range. Quarterly gross profit as a percentage of sales will vary depending on the underlying system installations in each quarter.

Operating Expenses

Carefully managing expenses is a priority for our Company and in 2014 we expect our departmental cash operating expenses to decrease approximately $7 million from 2013 levels to approximately $27 million.

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Total research and development expenses are anticipated to be approximately $6.5 million. This is a significant decrease from prior year as 2013 included the impact of $8.3 million in charges related to completion of the collaborative arrangement with Princess Margaret Hospital for their clinical MRgRT system, relocation costs, and costs for technical development associated with image-guided surgical robotics, which are substantially complete.

Taken together, we anticipate total cash and non-cash operating expenses in 2014 to be approximately $33 million, as summarized below:

2014 Forecast	$ Millions
Cash operating expenses	$27.0
Depreciation (non-cash)	4.0
Stock based compensation (non-cash)	2.0
Total operating expenses	$33.0

Liquidity and Capital Resources

With cash and accounts receivable at March 31, 2014 of $25.8 million and order backlog of $110.4 million, we believe we have a solid base from which to continue to build the business.

Cash, restricted cash and accounts receivable at December 31, 2013 were $27.9 million. Our cash requirements in 2014 include funding for operations, and capital investments related to the development test lab in the Minnetonka facility. Our total capital expenditures for the year are expected to be in the range of $1.5 million to $2.5 million this year.

LIQUIDITY AND CAPITAL RESOURCES

Our principal capital needs are for funding scientific research and development programs, supporting our sales and marketing activities and funding capital expenditures and working capital. The Company has financed its cash requirements primarily through long term debt, issuances of securities and advanced customer deposits from new orders.

The following table sets forth the summary statement of cash flows for the dates and periods indicated:

	Three months ended
	March 31,
	2014	2013	Change
Cash flows:
From (used in) Operating Activities	$877	$(9,937)	$10,814
From Financing Activities	500	18,577	(18,077)
Used in Investing Activities	(1,195)	(868)	(327)
Foreign exchange translation adjustment	661	257	404
Net increase	843	8,029	(7,186)

Cash and cash equivalents, opening	6,382	19,060
Cash and cash equivalents, closing	$7,225	$27,089	$(19,864)

Operating Activities

The cash provided by operating activities for the three months ended March 31, 2014 was $0.9 million. The cash provided by operating activities was comprised of an operating loss (excluding non-cash related items) of $6.2 million and cash provided by changes in working capital of $7.1 million. The cash provided by changes in working capital consists of a decrease in accounts receivable of $2.9 million, a decrease in unbilled receivables of $3.0 million, a decrease in inventory of $1.7 million, and an increase in deferred revenue of $0.8 million, offset by a decrease in accounts payable of $1.0 million.

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Financing Activities

The cash provided by financing activities for the three months ended March 31, 2014 was $0.5 million compared to $18.6 million in the same period last year. Cash provided by financing activities of $0.5 million is the result of a loan agreement with the City of Minnetonka and the Minnesota Department of Employment and Economic Development. The cash generated in financing activities during the three months ended March 31, 2013 included net proceeds from the issuance of share capital $18.5 million along with cash from employee share options being exercised of $0.1 million.

Investing Activities

The cash used in investing activities for the three months ended March 31, 2014 was $1.2 million compared to $0.9 million in the same period last year. Investing activities include acquisition of tangible and intangible capital assets of $1.2 million.

Liquidity and Capital Resources Summary

Our cash and restricted cash as of March 31, 2014 totaled $14.7 million. Our primary sources of liquidity include cash deposits and cash flows generated by the sale of our products. Our primary operating liquidity needs relate to our costs of goods sold and general operating expenses. Our cash position combined with our planned operating performance and expected other sources of liquidity is expected to provide sufficient liquidity to meet the anticipated needs of current operations and existing projects and budgeted capital asset expenditures.

OUTSTANDING SHARE DATA

The following table sets forth our outstanding share data as of the dates given:

	Authorized	May 13, 2014	December 31, 2013

Common shares	unlimited	$166,959,000 (52,030,966 common shares)	$166,959,000 (52,030,966 common shares)
Preferred shares	unlimited	Nil	Nil
Additional paid-in capital		$11,773,000	$11,337,000

As of May 13, 2014, a total of 4,684,386 stock options were outstanding under the Company’s stock option plan.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we use the non-GAAP measure “Backlog” and "Adjusted EBITDA". We define backlog as the unrecognized portion of the revenues anticipated to be recorded from VISIUS Surgical Theatre orders, including confirmed orders and orders subject to completion of formal documentation and the unrecognized portion of service contracts which have a term of 4-5 years commencing at the conclusion of the warranty period on our theatres, which is typically one year in length. In view of the long sales cycle, high unit price and limited quarterly installations that are characteristic of our business, we believe that our backlog provides a better measure at any particular point in time of the long-term performance prospects of our business than our quarterly operating results. Backlog does not have any standardized meaning prescribed by U.S GAAP and is, therefore, unlikely to be comparable to similar measures presented by other companies.

We define Adjusted EBITDA as earnings before stock based compensation, interest income (expense), foreign exchange gain (loss), income taxes, and amortization and depreciation. We report Adjusted EBITDA because we believe investors use it as another measure of our operating performance. Adjusted EBITDA does not have a standardized meaning as prescribed by U.S. GAAP and it is not necessarily comparable to similarly titled measures used by other companies.

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Reconciliation to the most comparable U.S. GAAP measure for Adjusted EBITDA for the three months ended March 31, 2014 and 2013 is as follows:

(Thousands of US dollars)	Three months ended
(Unaudited)	March 31
	2014	2013
Net loss	$(7,901)	$(8,378)
Stock based compensation	436	452
Foreign exchange loss	710	555
Interest expense	1,055	33
Amortization and depreciation	767	950
Income taxes	17	16
Adjusted EBITDA	$(4,916)	$(6,372)

FINANCIAL INSTRUMENTS

Our financial instruments consist of cash, cash equivalents, accounts receivables, unbilled receivables, and accounts payable and accrued liabilities.

We are subject to credit risk with respect to our accounts receivable and unbilled receivables to the extent debtors do not meet their obligations and we are subject to foreign exchange risk with respect to financial instruments denominated in a currency other than the U.S. dollar.

Our accounts receivable at March 31, 2014 were $11.1 million, of which $8.4 million is considered current (less than 60 days old). Accounts receivable includes $2.1 million denominated in a currency other than the U.S. dollar.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2013, we leased air travel time from a corporation that is controlled by the Chairman of IMRIS Inc. There have been no charges for the three months ended March 31, 2014. The amount charged to travel expenses during the three-month period ended March 31, 2013 with respect to transactions with this related party totaled $55. As of March 31, 2014, and December 31, 2013 there were no receivable or payable balances owing to this corporation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Among the accounting estimates described in the notes to the financial statements, we consider the accounting estimates used in the determination of recognized revenues, the value of goodwill and the valuation of stock options to be critical. Our results as determined by actual events could differ materially from the previously mentioned estimates.

Revenue Recognition

We recognize revenues for our VISIUS Surgical Theatre sales on a percentage-of-completion basis as the theatre is installed. The percentage-of-completion is determined by the ratio of actual costs incurred to date to the estimated cost of completion for the project. Actual costs include only those costs that are directly attributable to contract performance with respect to the revenue recognized. In the event that the actual costs of completion differ from the estimated cost we have used in determining the percentage-of-completion, recognized revenues may be over or under-estimated until all costs have been incurred and the project is complete. Funds received from our customers in advance of meeting the criteria for recognition of revenues are recorded as deferred revenue until the revenue is recognized. Revenues recognized in advance of the criteria for invoicing to our customer are recorded as unbilled receivables. Accordingly, the reported amounts shown on the balance sheet under deferred revenue or unbilled receivables may be over or understated.

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Value of Goodwill

We recorded goodwill on the purchase of the assets of a predecessor company. The value of goodwill is tested for impairment annually or more frequently, if an event or circumstance occurs which we feel may result in an impairment of the value of goodwill.

Stock Based Compensation Plan

From time to time we issue stock options to employees, directors, officers or consultants. The Company measures compensation expense at the date of granting stock options to employees and recognizes the expense based on their fair values determined in accordance with the U.S. GAAP codification Accounting Standards Codification 718. The fair value of options is determined using the Black-Scholes option-pricing model. The fair value amount is amortized to earnings over the vesting period, with the related credit recorded as additional paid-in capital. Amortization takes into consideration estimated forfeitures, determined on a historical basis, at the time of grant to determine the number of awards that will ultimately vest. Upon exercise of these stock options, amounts previously credited to additional paid-in capital are reversed and credited to share capital.

FUTURE ACCOUNTING STANDARDS

We have evaluated all the recently issued accounting pronouncements through the filing date of these financial statements and do not believe that any of these pronouncements will have a material impact on our financial position and results of operations.

DISCLOSURE AND INTERNAL CONTROLS

We have established and maintain disclosure controls and procedures in order to provide reasonable assurance that material information relating to IMRIS is made known in a timely manner. We have evaluated the effectiveness of our disclosure controls and procedures as of the date of our 2013 Financial Statements and are not aware of any material changes that are required to be made to these controls and procedures; we believe them to be effective in providing such reasonable assurance.

We are also responsible for the design of our internal controls over financial reporting (ICFR) in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Management used the framework established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in fiscal 2013, based on this evaluation management concluded that our internal control over financial reporting was effective as of December 31, 2013. The Company’s independent registered public accounting firm, Deloitte & Touche LLP, has issued an unqualified opinion on the Company’s internal controls over financial reporting as of December 31, 2013.

As of the date of this report, there have been no changes to the Company’s internal controls over financial reporting that materially affect, or are reasonably likely to materially affect, its internal controls over financial reporting.

In compliance with rules of the Canadian Securities Administration and the U.S. Securities and Exchange Commission, we have filed certificates signed by our Chief Executive Officer (‘‘CEO’’) and Chief Financial Officer (‘‘CFO’’) regarding the effectiveness of our disclosure controls and our internal controls over financial reporting. It should be noted however, that while the Company’s CEO and CFO believe the organization’s disclosure controls and internal controls over financial reporting are effective any system of internal control has inherent limitations and cannot prevent all errors or fraud. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

RISKS AND UNCERTAINTIES

The operating results, business prospects and financial position of the Company are subject to a number of risks and uncertainties. Risks relating to our business include: our long sales cycle; high unit price and limited quarterly installations; our limited operating history and accumulated deficit; our lack of product diversity; our dependence on our suppliers; the development of VISIUS Surgical Theatres for cardiovascular and cerebrovascular and spinal procedures;; market competition and technological advances; patent protection and trade secrets; intellectual property litigation; our ability to shift from research and development to commercialization; our ability to manage growth; foreign exchange fluctuations; additional financing requirements; our ability to achieve the synergies expected as part of our relocation to Minnesota; and regulatory matters as well as various factors set forth from time to time. If any of the events described as risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially. For a more comprehensive list of the risks and uncertainties affecting the business, readers are advised to refer to our 2013 Annual Information Form (AIF). The AIF and Base Shelf are available at www.sedar.com and on the United States Securities and Exchange Commission (SEC) website at www.sec.gov. The AIF is located in the Company’s Annual Report on Form 40-F.

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There has been no material change since our Form 40-F for the year ended December 31, 2013. For further information, see Item 3.2 Risks Related to Our Business included in our AIF on Form 40-F.

ADDITIONAL INFORMATION

Additional information about IMRIS, including our annual information form, can be found on the SEDAR website at www.sedar.com or the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

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